EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth certain information regarding our consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends. Fixed charges represent interest expense, a portion of rent expense representative of interest, trust-preferred securities related expense and amortization of debt issuance costs.

(Dollar amounts in thousands)	Year ended December 31,
	2014	2013	2012	2011	2010
Fixed charges:
Interest expense excluding deposits	$123,175	$185,391	$225,482	$303,769	$395,961
Portion of rents representative of an interest factor	19,732	19,468	19,568	19,285	19,886
Fixed charges excluding interest on deposits	142,907	204,859	245,050	323,054	415,847
Interest on deposits	49,823	59,686	81,300	128,627	196,495
Fixed charges including interest on deposits	$192,730	$264,545	$326,350	$451,681	$612,342

Fixed charges and preferred stock dividends:
Interest expense excluding deposits	$123,175	$185,391	$225,482	$303,769	$395,961
Portion of rents representative of an interest factor	19,732	19,468	19,568	19,285	19,886
Preferred stock dividend requirement	112,123	147,281	265,450	274,928	122,884
Fixed charges and preferred stock dividends excluding interest on deposits	255,030	352,140	510,500	597,982	538,731
Interest on deposits	49,823	59,686	81,300	128,627	196,495
Fixed charges and preferred stock dividends including interest on deposits	$304,853	$411,826	$591,800	$726,609	$735,226

Earnings:
Income (loss) from continuing operations before income taxes	$621,423	$406,432	$541,566	$521,273	$(403,168)
Equity in undistributed earnings of unconsolidated subsidiaries	(7,996)	(11,066)	(13,983)	(5,956)	(6,757)
Fixed charges excluding interest on deposits	142,907	204,859	245,050	323,054	415,847
Earnings excluding interest on deposits	756,334	600,225	772,633	838,371	5,922
Interest on deposits	49,823	59,686	81,300	128,627	196,495
Earnings including interest on deposits	$806,157	$659,911	$853,933	$966,998	$202,417

Ratio of earnings to fixed charges:
Excluding interest on deposits	5.29	2.93	3.15	2.60	(a)
Including interest on deposits	4.18	2.49	2.62	2.14	(a)

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	2.97	1.70	1.51	1.40	(a)
Including interest on deposits	2.64	1.60	1.44	1.33	(a)

(a) Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the affected periods is presented is presented below. The amount is the same whether including or excluding interest on deposits:

Coverage deficiency – earnings to fixed charges					$(409,925)
Coverage deficiency – earnings to fixed charges and preferred stock dividends					(532,809)